The information in this preliminary pricing supplement is not complete and may be changed.

 Preliminary Pricing Supplement        SUBJECT TO COMPLETION       July 20, 2009

                     Pricing Supplement dated July [ ], 2009
             to the Product Prospectus Supplement dated May 7, 2009,
                    the Prospectus dated January 5, 2007 and
                the Prospectus Supplement dated February 28, 2007

  [RBC LOGO]                     $

                                 Royal Bank of Canada

                                 Buffered Bullish Notes Linked to a Basket of
                                 Commodity Indices, due July 31, 2013


Royal Bank of Canada is offering the Buffered Bullish Notes (the "notes") linked to the performance of the Reference Asset named below. The prospectus dated January 5, 2007, the prospectus supplement dated February 28, 2007 and the product prospectus supplement dated May 7, 2009 describe terms that will apply generally to the notes, including any notes you purchase. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control. The notes vary from the terms described in the product prospectus supplement in several important ways. You should read this pricing supplement carefully. In particular, you should understand that your return on the notes will not exceed 100% of the Principal Amount.

Issuer:                       Royal Bank of Canada ("Royal Bank")

Issue:                        Senior Global Medium-Term Notes, Series C

Underwriter:                  RBC Capital Markets Corporation

Reference Asset:              The Payment at Maturity on the Notes is linked to
                              the value of a weighted basket (the "Basket") consisting of two commodity indices (each a "Basket Component"). Such weightings will be achieved by providing a Component Weight for each Basket Component.

                              Basket Component                                       Component               Initial
                              ----------------                                       ---------               -------
                                                                                      Weight             Reference Level
                                                                                      ------             ---------------

                              S&P GSCI(TM) Agriculture Index - Excess Return             50.00%

                              S&P GSCI(TM) Livestock Index - Excess Return               50.00%

Minimum Investment:           $1,000, and $1,000 increments in excess thereof
                              (the "Principal Amount")

Pricing Date:                 July 29, 2009

Issue Date:                   July 31, 2009

CUSIP:                        78008HBG4

Valuation Date:               July 29, 2013

Term: The term of your notes is approximately four (4) years.

Maximum Redemption            200% multiplied by the Principal Amount
Amount:

Percentage Change:            The Percentage Change, expressed as a percentage
                              and rounded to two decimal places, will be equal to the sum of the Weighted Component Changes for the Commodity Indices. The Weighted Component
                              Change for each Commodity Index will be the lesser of:

                              1. Component Weight x 100%

                              2. Component Weight x [Final Index Level - Initial
                                 Index Level] / Initial Index Level]

                              Where, for each Commodity Index in the basket, the Initial Index Level is the closing level of that index on the Pricing Date and the Final Index Level is the closing level of that index on the Valuation Date.

                              The maximum Weighted Component Change for each Commodity Index will be 50%. As a result, the maximum possible Percentage Change is 100% and thus the Maximum Redemption Amount would be 200%.

Payment at Maturity (if       The Payment at Maturity will be calculated as
held to maturity):            follows:

                              1. If, at maturity, the Percentage Change is positive, then the investor will receive an amount equal to the lesser of:

                                   a) Principal Amount + ( Principal Amount x
                                      Percentage Change); and

                                   b) the Maximum Redemption Amount

                              2. If, at maturity, the Percentage Change is negative, but not by more than the Buffer Percentage (between zero and -15% percent), then the Payment at Maturity will equal the Principal Amount of your Notes.

                              3. If, at maturity, the Percentage Change is negative by more than the Buffer Percentage (-15.01% to -100%), then the Payment at Maturity will equal:

                              Principal Amount + [Principal Amount x (Percentage
                                                Change + 15%)]

Buffer Percentage:            15%

Individual Cap:               The point-to-point return of each individual
                              Basket Component is subject to a cap of 100%.

Determination of Final        The Reference Level for each Reference Asset will
Reference Level:              be the official settlement price for the Standard
                              and Poor's GSCI Agriculture Excess Return Index and Standard and Poor's GSCI Livestock Excess
                              Return Index, as published by S&P on the relevant valuation date and displayed on Bloomberg SPGCAGP
                              <Index>, and SPGCLVP <Index>.

                              In certain circumstances, the Final Reference Level for the Reference Assets will be based on an alternate calculation for each Basket Component described under "Unavailability of the Reference Price on a Valuation Date -- Reference Asset Consisting of a Currency or Commodities Index" in the product prospectus supplement.

Maturity Date:                July 31, 2013, subject to extension for market and
                              other disruptions, as described in the product prospectus supplement.

Principal at Risk:            The Notes are NOT principal protected. You may
                              lose some or a substantial portion of your Principal Amount at maturity if there is a decrease in the level of the Reference Asset from the Pricing Date to the Valuation Date.

U.S. Tax Treatment:           By purchasing a note, each holder agrees (in the
                              absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat the notes as a pre-paid cash-settled derivative contract for U.S. federal income tax purposes. However, the U.S. federal income tax consequences of your investment in the notes are uncertain and the Internal Revenue
                              Service could assert that the notes should be taxed in a manner that is different from that described in the preceding sentence.

                              For further discussion of the U.S. federal tax consequences applicable to the notes, please see the discussion in the prospectus, the prospectus supplement and the product prospectus supplement which applies to your investment in the notes.

Secondary Market:             RBC Capital Markets Corporation (or one of its
                              affiliates), though not obligated to do so, plans to maintain a secondary market in the Notes after the Issue Date. The amount that you may receive upon sale of your Notes prior to maturity may be less than the Principal Amount of your Notes.

Currency:                     U.S. Dollars

Listing: The notes will not be listed on any securities exchange or quotation system.

Clearance and                 DTC global (including through its indirect
Settlement:                   participants Euroclear and Clearstream, Luxembourg
                              as described under "Description of Debt
                              Securities--Ownership and Book-Entry Issuance" in the prospectus dated January 5, 2007).

Calculation agent:            The Bank of New York.

Terms Incorporated in         All of the terms appearing above the item
the Master Note:              captioned "Secondary Market" on page p-2 of this
                              pricing supplement and the terms appearing under the caption "General Terms of the Notes" in the product prospectus supplement dated May 7, 2009, as modified by this pricing supplement.

Investing in the notes involves a number of risks. See "Risk Factors" beginning on page S-1 of the prospectus supplement dated February 28, 2007 and "Additional Risk Factors Specific to Your Notes" beginning on page PS-4 of the product prospectus supplement dated May 7, 2009.

The notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation (the "FDIC") or any other Canadian or U.S. government agency or instrumentality. The notes are not guaranteed under the FDIC's Temporary Liquidity Guarantee Program.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes are not offered or sold and will not be offered or sold in Hong Kong, other than (i) to persons whose ordinary business is to buy or sell shares or debentures (whether as principal or agent); or (ii) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (iii) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance.

No advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted top do so under the securities laws of Hong Kong) will be issued other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

                                                                           Per Note          Total
                                                                           --------          -----
Price to public.......................................................           %       $
Underwriting discounts and commission.................................           %       $
Proceeds to Royal Bank................................................           %       $


The price to purchasers who maintain accounts with participating dealers in which only asset-based fees are charged is __%. The price at which you purchase the notes includes hedging costs and profits that Royal Bank or its affiliates expect to incur or realize. These costs and profits will reduce the secondary market price, if any secondary market develops, for the notes. As a result, you may experience an immediate and substantial decline in the market value of your notes on the Issue Date.

If the notes priced on the date of this preliminary pricing supplement, RBC Capital Markets Corporation, which we refer to as RBCCM, acting as agent for Royal Bank of Canada, would receive a commission of approximately $36.25 per $1,000 in principal amount of the notes and would use a portion of that commission to allow selling concessions to other dealers of approximately $36.25 per $1,000 in principal amount of the notes. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. If the notes priced on the date of this preliminary pricing supplement, the price of the notes would also include a profit of $29.50 per $1,000 in principal amount earned by Royal Bank of Canada in hedging its exposure under the notes. In no event will the total of the commission received by RBCCM, which includes concessions to be allowed to other dealers, and the hedging profits of Royal Bank of Canada, exceed $86.25 per $1,000 in principal amount of the notes.

We may use this pricing supplement in the initial sale of the notes. In addition, RBC Capital Markets Corporation or another of our affiliates may use this pricing supplement in a market-making transaction in the notes after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

                         ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the prospectus dated January 5, 2007, as supplemented by the prospectus supplement dated February 28, 2007 and the product prospectus supplement dated May 7, 2009, relating to our Senior Global Medium-Term Notes, Series C, of which these notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the prospectus supplement dated February 28, 2007 and "Additional Risk Factors Specific to Your Notes" in the product prospectus supplement dated May 7, 2009, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes. You may access these documents on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated January 5, 2007:
http://www.sec.gov/Archives/edgar/data/1000275/000090956707000025/
o34295e424b3.htm

Prospectus Supplement dated February 28, 2007:
http://www.sec.gov/Archives/edgar/data/1000275/000090956707000285/
o35030e424b3.htm

Product Prospectus Supplement dated May 7, 2009:
http://www.sec.gov/Archives/edgar/data/1000275/000121465909001144/
a5694424b5.txt

Our SEC file number is 333-139359. As used in this pricing supplement, the "Company," "we," "us," or "our" refers to Royal Bank of Canada.

                                  Risk Factors

Each Basket Component is a rolling index. Each Basket Component is composed of futures contracts on a physical commodity. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts have a set expiration date and normally specify a certain date for delivery of the underlying physical commodity. In the case of each Index, as the exchange-traded futures contract that comprises each Index approaches expiration, it is replaced by a contract that has a later expiration. This process is referred to as "rolling". If the market for this contract is (putting aside other considerations) in "backwardation", where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the nearer delivery month contract would take place at a price that is higher than the price of the distant delivery month contract, thereby creating a positive "roll yield". Instead, this market may trade in "contango." Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months, thereby creating a negative "roll yield". There is no indication that this market will consistently be in contango or that there will be a negative roll yield in future performance. The "roll yields" could affect the level of each Index and the value of the Notes.

Each Basket Component is separately capped. The return on each Basket Component is capped and subsequently the return on your notes is capped. The cap, expressed as a percentage change in the price appreciation of each Basket Component is 100% and therefore the Maximum Redemption Amount on the notes is 200% multiplied by your Principal Amount. For example, if at maturity, each Basket Component has reached its individual cap of 100%, an initial investment of $1,000 would result in a maximum payment of $2,000 even though the Percentage Change for each Basket Component may be above 100%. If the Percentage Change of some Basket Components are above 100% and some are below 100% or are negative, the return on your Notes and therefore the Payment at Maturity will be less than the Maximum Redemption Amount because of the unique feature of the Notes that each Basket Component is individually capped.

The Notes include the risk of a concentrated position in commodities. The exchange-traded physical commodity underlying the futures contract included in each Basket Component is linked to agricultural commodities and livestock. An investment in the Notes may therefore carry risks similar to a concentrated securities investment in the commodities sector. Accordingly, a decline in value in agricultural commodities and livestock would adversely affect the performance of each Basket Component. In addition, increases in efficiency in the livestock and agricultural sectors could increase the supply of livestock and agricultural products and result in lower prices. These or similar changes could result in a decrease in the levels of each Basket Component and hence in the value of the Notes.

The Notes are linked to various S&P GSCITM Excess Return Indices, not the S&P GSCITM Total Return Indices. The Notes are linked to the S&P GSCI(TM) Agriculture Index - Excess Return and S&P GSCI(TM) Livestock Index - Excess Return not the S&P GSCI(TM) Agriculture Index - Total Return and S&P GSCI(TM) Livestock Index - Total Return. The S&P GSCITM Excess Return Indices reflect returns that are potentially available through an unleveraged investment in each Basket Component. By comparison, S&P GSCI TM Total Return Indices are total return indices which reflect interest that could be earned on cash collateral invested in three-month U.S. Treasury bills. Because the Notes are linked to S&P GSCI TM Excess Return Indices and not S&P GSCI TM Total Return Indices, the return from an investment in the Notes will not reflect this total return feature.

The Notes are NOT principal protected. You may lose some or a substantial portion (up to 85%) of your Principal Amount at maturity if there is a decrease in the level of the Reference Asset from the Pricing Date to the Valuation Date.

                              Hypothetical Returns

The examples set out below are included for illustration purposes only. All examples assume that a holder has purchased Notes with an aggregate Principal Amount of $1,000, a Maximum Redemption Amount of 200% (each Basket Component is subject to the Individual Cap of 100%), a Buffer Percentage of 15% and that no extraordinary event has occurred.


Example 1 --      Calculation of the Payment at Maturity where the Percentage
                  Change is positive.

Basket Component                                       Actual       Component        Weighted Component
                                                       Change         Weight              Change*
S&P GSCI(TM) Agriculture Excess Return Index            137%           50%                  50%

S&P GSCI(TM) Livestock Excess Return Index              -45%           50%                 -22.5%
                                                                  --------------------------------------
                                                                       Sum                 27.5%

*For purposes of calculating the Percentage Change, and ultimately the Payment at Maturity, the maximum Weighted Component Change for each Commodity Index will be 50%. As a result, the maximum possible Percentage Change is 100% (i.e. the maximum sum of the Weighted Component Changes) and thus the Maximum Redemption Amount would be 200%.

                  Percentage Change:        27.5%

                  Payment at Maturity:      $1,000 + ($1,000 x 27.5%) = $1,000 +
                                            $275 = $1,275

                  On a $1,000 investment, a Percentage Change of 27.5% results in a Payment at Maturity of $1,275, a 27.5% return on the Notes.


Example 2 --      Calculation of the Payment at Maturity where the Percentage
                  Change is positive and subject to the Maximum Redemption
                  Amount.


Basket Component                                       Actual       Component        Weighted Component
                                                       Change         Weight              Change*
S&P GSCI(TM) Agriculture Excess Return Index            116%           50%                  50%

S&P GSCI(TM) Livestock Excess Return Index              125%           50%                  50%
                                                                  --------------------------------------
                                                                       Sum                 100%

*For purposes of calculating the Percentage Change, and ultimately the Payment at Maturity, the maximum Weighted Component Change for each Commodity Index will be 50%. As a result, the maximum possible Percentage Change is 100% (i.e. the maximum sum of the Weighted Component Changes) and thus the Maximum Redemption Amount would be 200%.

                  Percentage Change:        100%

                  Payment at Maturity:      $1,000 + ($1,000 x 100%) = $1,000 +
                                            $1,000 = $2,000

                  On a $1,000 investment, a Percentage Change of 100% results in a Payment at Maturity of $2,000, a 200% return on the Notes.

Example 3 --      Calculation of the Payment at Maturity where the Percentage
                  Change is negative BUT not by more than the Buffer Percentage.


Basket Component                                       Actual       Component        Weighted Component
                                                       Change         Weight               Change
S&P GSCI(TM) Agriculture Excess Return Index             20%           50%                  10%

S&P GSCI(TM) Livestock Excess Return Index              -30%           50%                  -15%
                                                                  --------------------------------------
                                                                       Sum                  -5%

                  Percentage Change:        -5%

                  Payment at Maturity:      At maturity, if the Percentage
                                            Change is negative BUT not by more
                                            than the Buffer Percentage, then the
                                            Payment at Maturity will equal the
                                            Principal Amount.

                  On a $1,000 investment, a Percentage Change of -5% results in a Payment at Maturity of $1,000, a 0% return on the Notes.


Example 4 --      Calculation of the Payment at Maturity where the Percentage
                  Change is negative by more than the Buffer Percentage.

Basket Component                                       Actual       Component        Weighted Component
                                                       Change         Weight               Change
S&P GSCI(TM) Agriculture Excess Return Index             10%           50%                   5%

S&P GSCI(TM) Livestock Excess Return Index              -45%           50%                 -22.5%
                                                                  --------------------------------------
                                                                       Sum                 -17.5%

                  Percentage Change:        -17.5%

                  Payment at Maturity:      $1,000 + [$1,000 x (-17.5% + 15%)] =
                                            $1,000 - $25 = $975

                  On a $1,000 investment, a Percentage Change of -17.5% results in a Payment at Maturity of $975, a -2.5% return on the Notes.

                  Information Regarding the Underlying Indices

All disclosure contained in this term sheet regarding each S&P GSCI(TM) Commodity Index and the Indices, including, without limitation, its make-up, method of calculation and changes in their components has been derived from publicly available information prepared by Standard & Poor's Financial Services LLC ("Standard & Poor's" or "S&P"). Royal Bank and RBCCM have not independently verified and make no representation as to the accuracy or completeness of such information. None of Royal Bank, the Calculation Agent nor RBCCM accepts any responsibility for the calculation, maintenance or publication of each Index or any successor index.

The S&P GSCI(TM) Commodity Indices

Each Index (Bloomberg, L.P. symbols "SPGCAGP <Index>", "SPGCLVP <Index>") is a sub-index of the S&P GSCI(TM) Commodity Index (the "S&P GSCI"), which is determined and published by Standard and Poor's ("S&P"). The S&P GSCI is designed as a benchmark for investment in the commodity markets and as a measure of commodity market performance over time. The S&P GSCI is also designed as a "tradable" index that is readily accessible to market participants. To achieve these objectives, the S&P GSCI is calculated primarily on a world production-weighted basis and comprises physical commodities that are actively traded in liquid futures markets.

The Goldman Sachs Group first began publishing the S&P GSCI, of which the Index is a sub-index, in 1991. In addition, although the S&P GSCI was not published prior to that time, Goldman Sachs calculated the historical value of the S&P GSCI and related indices beginning on January 2, 1970, based on actual prices from that date forward and the selection criteria, methodology and procedures in effect during the applicable periods of calculation (or, in the case of all calculation periods prior to 1991, based on the selection criteria, methodology and procedures adopted in 1991). The S&P GSCI was normalized to a value of 100 on January 2, 1970, in order to permit comparisons of the value of the GSCI to be made over time. S&P acquired the indices in February 2007.

S&P GSCI Methodology

The S&P GSCI Index Methodology is divided into five substantive sections: (1) the selection criteria for inclusion of contracts in the S&P GSCI; (2) the methodology for determining the weight of each such contract; (3) the methodology for determining the contract expirations of each contract included in the S&P GSCI; (4) the methodology for determining the normalizing constant used in calculating the value of the S&P GSCI; and (5) the methodology for calculating the value of the S&P GSCI. Together, these elements determine the value of the S&P GSCI on any given day, which is equal to the total dollar weight of the S&P GSCI divided by a normalizing constant that assures the continuity of the S&P GSCI over time.

S&P GSCI Index Committee

The S&P GSCI Index Committee (the "Committee") oversees the daily management and operations of the S&P GSCI, and is responsible for all analytical methods and calculation in the sub-indices, including the Index. The Committee is comprised of three full-time professional members of S&P's staff and two members of the Goldman Sachs Group. At each meeting, the Committee reviews any issues that may affect index constituents, statistics comparing the composition of the indices to the market, commodities that are being considered as candidates for addition to an index, and any significant market events. In addition, the Index Committee may revise index policy covering rules for selecting commodities, or other matters.

S&P has established an Index Advisory Panel (the "Panel") to assist it in connection with the operation of the S&P GSCI. The Panel meets on an annual basis and at other times at the request of the Index Committee. The principal purpose of the Panel is to advise the Index Committee with respect to, among other things, the calculation of the S&P GSCI, the effectiveness of the S&P GSCI as a measure of commodity futures market performance and the need for changes in the composition or methodology of the S&P GSCI. The Panel acts solely in an advisory and consultative capacity and does not make any decisions with respect to the composition, calculation and operation of the S&P GSCI.

Contract Eligibility Requirements

To be eligible for inclusion in the S&P GSCI, a commodity futures contract (a "Contract") must:

   (i) be based on a physical commodity and may not be based on a financial commodity;
   (ii) have a specified expiration or term or provide in some other manner for delivery or settlement at a specified time, or within a specified time period, in the future;
   (ii) at any given point in time, be available for trading at least five months prior to its expiration or such other date or time period specified for delivery or settlement;
   (iv)   be denominated in U.S. dollars;
   (v) be traded on or through a trading facility that has its principal place of business in a country that is a member of the Organization for Economic Cooperation and Development that:
          (a) makes price quotations generally available to its members in a manner that provides reasonably reliable indications of the level of the particular market at any given point in time;
          (b) makes reliable trading information available to S&P so that S&P can make monthly determinations
          (c) accepts bids and offers from multiple participants or price providers; and
          (d)  is accessible to a sufficiently broad range of participants;
   (vi) include a reference or benchmark price that has been available on a continuous basis for at least two years prior to the proposed date of inclusion, provided that in appropriate circumstances, S&P, in consultation with the Committee, may determine that a shorter time period is sufficient or that historical Reference Prices for such Contract may be derived from Reference Price for a similar or related Contract;
   (vii) include a Reference Price for such Contract which must be published between 10:00 AM and 4:00 PM in New York City, on each business day on which the relevant trading facility (the "Facility") is open and trades in the Contract.
   (viii) have available volume data for at least three months immediately preceding the date on which the determination is made;
   (ix) be traded over a sufficient time period on each day so as to sufficiently support the tradability of the S&P GSCI taken as a whole; and
   (x) satisfy volume trading requirements and certain percentage dollar weight requirements.


Contract Daily Return

The contract daily return on any given day is equal to the sum, for each of the commodities included in the S&P GSCI, of the applicable daily contract reference price on the relevant contract multiplied by the appropriate CPW (as defined below) and the appropriate "roll weight," divided by the total dollar weight of the S&P GSCI on the preceding day, minus one.

The total dollar weight of the S&P GSCI is the sum of the dollar weight of each of the underlying commodities. The dollar weight of each such commodity on any given day is equal to (i) the daily contract reference price, (ii) multiplied by the appropriate CPWs and (iii) during a roll period, the appropriate "roll weights" (discussed below).

The daily contract reference price used in calculating the dollar weight of each commodity on any given day is the most recent daily contract reference price made available by the relevant trading facility, except that the daily contract reference price for the most recent prior day will be used if the exchange is closed or otherwise fails to publish a daily contract reference price on that day. In addition, if the trading facility fails to make a daily contract reference price available or publishes a daily contract reference price that, in the reasonable judgment of S&P, reflects manifest error, the relevant calculation will be delayed until the price is made available or corrected; provided that, if the price is not made available or corrected by 4:00 P.M. New York City time, S&P may, if it deems such action to be appropriate under the circumstances, determine the appropriate daily contract reference price for the applicable futures contract in its reasonable judgment for purposes of the relevant S&P GSCI calculation.

The "roll weight" of each commodity reflects the fact that the positions in contracts must be liquidated or rolled forward into more distant contract expirations as they approach expiration. Since the S&P GSCI is designed to replicate the performance of actual investments in the underlying contracts, the rolling process incorporated in the S&P GSCI also takes place over a period of days at the beginning of each month (referred to as the "roll period"). On each day of the roll period, the "roll weights" of the first nearby contract expirations on a particular commodity and the more distant contract expiration into which it is rolled are adjusted, so that the hypothetical position in the contract on the commodity that is included in the S&P GSCI is gradually shifted from the first nearby contract expiration to the more distant contract expiration.

If any of the following conditions exists on any day during a roll period, the portion of the roll that would have taken place on that day is deferred until the next day on which such conditions do not exist: (i) no daily contract reference price is available for a given contract expiration; (ii) any such price represents the maximum or minimum price for such contract month, based on exchange price limits; (iii) the daily contract reference price published by the relevant trading facility reflects manifest error, or such price is not published by 4:00 P.M., New York City time (in such event, S&P may determine a daily contract reference price and complete the relevant portion of the roll based on such price, but must revise the portion of the roll if the trading facility publishes a price before the opening of trading on the next day); or
(iv) trading in the relevant contract terminates prior to its scheduled closing time.

If any of these conditions exist throughout the roll period, the roll will be effected in its entirety on the next day on which such conditions no longer exist.

Because the S&P GSCI is composed of actively traded contracts with scheduled expirations, it can only be calculated by reference to the prices of contracts for specified expiration, delivery or settlement periods, referred to as "contract expirations." The contract expirations included in the S&P GSCI for each commodity during a given year are designated by S&P, in consultation with the Panel, provided that each such contract must be an "active contract." An "active contract" for this purpose is a liquid, actively traded contract expiration, as defined or identified by the relevant trading facility or, if no such definition or identification is provided by the relevant trading facility, as defined by standard custom and practice in the industry.

If a trading facility deletes one or more contract expirations, the S&P GSCI will be calculated during the remainder of the year in which such deletion occurs on the basis of the remaining contract expirations designated by S&P. If a trading facility ceases trading in all contract expirations relating to a particular contract, S&P may designate a replacement contract on the commodity. The replacement contract must satisfy the eligibility criteria for inclusion in the S&P GSCI. To the extent practicable, the replacement will be effected during the next monthly review of the composition of the S&P GSCI.

The S&P GSCI--Excess Return

The S&P GSCI--Excess Return (the "S&P GSCI--ER") is a world production-weighted index that is designed to reflect the relative significance of each of the underlying commodities in the world economy. The S&P GSCI--ER represents the return of a portfolio of commodity futures contracts included in the S&P GSCI(TM), the composition of which, on any given day, reflects the contract production weight ("CPW") and "roll weights" of the contracts included in the S&P GSCI.

The value of the S&P GSCI--ER on any given day is equal to the product of (i) the value of the S&P GSCI--ER on the immediately preceding day multiplied by
(ii) one plus the contract daily return on the day on which the calculation is made. The value of the S&P GSCI--ER is indexed to a normalized value of 100 on January 2, 1970.

Standard & Poor's calculates and publishes the value of the S&P GSCI--ER and the Index, continuously on each business day, with such values updated every several minutes. Standard & Poor's publishes an official daily settlement price for the Index on each business day between 4:00 PM and 6:00 PM in New York City.

S&P GSCI(TM) Agriculture Excess Return Index

The S&P GSCI(TM) Agriculture Index Excess Return is a world production-weighted index of certain agricultural commodities in the world economy. As of July 17, 2009, the S&P GSCI(TM) Agriculture Index Excess Return composed 14.73% of the total S&P GSCI(TM) Excess Return Index. In turn, as of that date, 25.66% of the value of the S&P GSCI(TM) Agriculture Index Excess Return was determined by futures contracts for Wheat (Chicago Wheat), 5.36% of the value was determined by futures contracts for Red Wheat (Kansas Wheat), 21.79% of the value was determined by futures contracts for Corn, 17.11% of the value was determined by futures contracts for Soybeans, 7.74% of the value was determined by futures contracts for Cotton, 14.66% of the value was determined by futures contracts for Sugar, 5.02% of the value was determined by futures contracts for Coffee and 2.58% of the value was determined by futures contracts for Cocoa.

S&P GSCI(TM) Livestock Excess Return Index
The S&P GSCI(TM) Livestock Index Excess Return is a world production-weighted index of certain livestock commodities in the world economy, including live cattle, feeder cattle and lean hogs. As of July 17, 2009, the S&P GSCI(TM) Livestock Index Excess Return composed 5.14% of the total S&P GSCI(TM) Excess Return Index. In turn, as of that date, 59.92% of the value of the S&P GSCI(TM) Livestock Index Excess Return was determined by futures contracts for Live Cattle, 11.48% of the value was determined by futures contracts for Feeder Cattle and 28.60% of the value was determined by futures contracts for Lean Hogs.

The Notes are not sponsored, endorsed, sold or promoted by Standard & Poor's Financial Services LLC ("S&P"). S&P does not make any representation or warranty, express or implied, to the owners of Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the S&P GSCI or each Basket Component to track general commodity market performance. S&P's only relationship to Royal Bank is the licensing of certain trademarks and trade names of S&P and of the S&P GSCI, which indices are determined, composed and calculated by S&P without regard to Royal Bank or the Notes. S&P has no obligation to take the needs of Royal Bank or the owners of the Notes into consideration in determining, composing or calculating the S&P GSCI or each Basket Component. S&P is not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P GSCI OR ANY INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY ROYAL BANK, OWNERS OF THE NOTES OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P GSCI OR ANY INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P GSCI OR ANY INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

The S&P GSCI (and the S&P GSCI(TM) Agriculture Excess Return Index and S&P GSCI(TM) Livestock Excess Return Index) is not owned, endorsed, or approved by or associated with Goldman Sachs & Co. or its affiliated companies.

                             Historical Information

The graphs below set forth the historical performance of each Reference Asset. In addition, below each graph is a table setting forth the intra-day high, intra-day low, and mid line levels of each Reference Asset. The information provided in the tables is for the four calendar quarters of 2006, 2007, 2008, the first and second quarters of 2009, as well as for the period from July 1, 2009 through July 17, 2009.

We obtained the information regarding the historical performance of the Reference Assets in the charts below from Bloomberg Financial Markets and Factset Research Systems Inc.

We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets and Factset Research Systems Inc. The historical performance of the Reference Assets should not be taken as an indication of future performance, and no assurance can be given as to the market levels of the Reference Assets on the Valuation Date. We cannot give you assurance that the performance of the Reference Assets will result in any return in addition to your initial investment.

                  S&P GSCI Agriculture Official Close (SPGCAGP)
                                (Jul-99 - Jul-08)
                                 [CHART OMITTED]



  Period-Start         Period-End        High Intra-Day Level        Low Intra-Day Level         Mid Line Level of
      Date                Date             of the Reference            of the Reference         the Reference Asset
                                             Asset in ($)                Asset in ($)                  in ($)
   01/01/2006          03/31/2006              67.5117                     61.4376                    64.0334
   04/01/2006          06/30/2006              67.0173                     60.2666                    62.6106
   07/01/2006          09/29/2006              64.6676                     55.3986                    58.0597
   09/30/2006          12/29/2006              68.4385                     57.1307                    67.2024

   01/01/2007          03/30/2007              68.7605                     61.407                     61.407
   03/31/2007          06/29/2007              69.012                      59.1942                    64.7066
   06/30/2007          09/28/2007              80.43548                    63.60424                   79.79645
   09/29/2007          12/31/2007              84.55399                    72.73949                   82.41634

   01/01/2008          03/31/2008             104.5839                     83.68995                   86.87444
   04/01/2008          06/30/2008              98.05497                    79.90218                   93.98542
   07/01/2008          09/30/2008              96.48475                    67.73085                   67.73085
   10/01/2008          12/31/2008              67.50102                    46.29209                   57.73975

   01/01/2009          03/31/2009              60.3124                     49.5872                    54.24134
   04/01/2009          06/30/2009              64.5537                     52.7493                    54.8323
   07/01/2009          07/17/2009              55.2058                     51.6896                    53.3345


              PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

                   S&P GSCI Livestock Official Close (SPGCLVP)
                                (Jul-99 - Jul-08)
                                 [CHART OMITTED]



  Period-Start         Period-End        High Intra-Day Level        Low Intra-Day Level         Mid Line Level of
      Date                Date             of the Reference            of the Reference         the Reference Asset
                                             Asset in ($)                Asset in ($)                  in ($)
   01/01/2006          03/31/2006              417.1377                    344.2885                   344.2885
   04/01/2006          06/30/2006              388.8701                    337.9082                   384.0049
   07/01/2006          09/29/2006              407.7658                    368.6101                   383.2831
   09/30/2006          12/29/2006              389.1571                    362.1475                   371.829

   01/01/2007          03/30/2007              395.9498                    365.1059                   383.4679
   03/31/2007          06/29/2007              389.4003                    363.7259                   367.9689
   06/30/2007          09/28/2007              397.9656                    361.6389                   361.6389
   09/29/2007          12/31/2007              354.0028                    323.2879                   324.7211

   01/01/2008          03/31/2008              323.5565                    275.9018                   275.9018
   04/01/2008          06/30/2008              309.9950                    273.2465                   297.5721
   07/01/2008          09/30/2008              306.3294                    272.6063                   272.6991
   10/01/2008          12/31/2008              271.3163                    226.7831                   232.17

   01/01/2009          03/31/2009              240.3463                    211.1183                   215.221
   04/01/2009          06/30/2009              222.4201                    194.3872                   205.286
   07/01/2009          07/17/2009              212.2008                    202.728                    212.2008


              PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

                        Supplemental Plan of Distribution
     We expect that delivery of the notes will be made against payment for the notes on or about July 31, 2009, which is the second (2nd) business day following the Pricing Date (this settlement cycle being referred to as "T+2"). See "Plan of Distribution" in the prospectus supplement dated February 28, 2007.

     No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this pricing supplement or the accompanying prospectus, prospectus supplement or product prospectus supplement and, if given or made, such information or representation must not be relied upon as having been authorized by Royal Bank of Canada or RBC Capital Markets Corporation. This pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in this pricing supplement nor do they constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement at any time does not imply that the information they contain is correct as of any time subsequent to their respective dates.

                                        $

                                   [RBC LOGO]



                             Buffered Bullish Notes

           Linked to a Basket of Commodity Indices, due July 31, 2013





                                  July _, 2009